UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated October 19, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming*
Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*
Cain Farrel (Corporate Secretary) (*Non-Executive)
www.sibanyegold.co.za
Sibanye Gold Limited
Reg. 2002/031431/06
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863
MARKET RELEASE
Sibanye announces that the acquisition of the Rustenburg operations is now unconditional
Westonaria, 19 October 2016:
Sibanye is pleased to announce that the acquisition (the
“Transaction”), by Sibanye Rustenburg Platinum Mines Proprietary Limited (“SRPM”) from
Rustenburg Platinum Mines Limited (“RPM”), of the Bathopele, Siphumelele (incl. Khomanani), and Thembelani (incl. Khuseleka) mining operations, two concentrating plants, an on-site chrome recovery plant, the Western Limb Tailings Retreatment Plant, associated surface infrastructure and related assets and liabilities on a going concern basis, including normalised levels of working capital (the “Rustenburg Operations”), is now unconditional. This follows amongst other things, the granting of consent in terms of Section 11 of the Mineral and
Petroleum Resources Development Act, 2002 for the sale by RPM of the Mining Right and the
Prospecting Right to SRPM.
As a result, the effective date of the implementation of the Transaction will be 1 November
2016, when Sibanye will take over ownership, control and management of the Rustenburg
Operations.
Sibanye will further update the market upon implementation of the Transaction.
“We welcome the receipt of the Section 11 consent from the Department of Mineral
Resources, which is the last regulatory condition outstanding. We look forward to now incorporating the Rustenburg Operations into our Platinum Division, which will allow us to realise cost savings across the Group and operational synergies to create a sustainable
Platinum Division and to unlock value for the benefit of all stakeholders. This Transaction is consistent with Sibanye’s strategy to grow its business in order to sustain its position as an industry leading dividend paying company”, Sibanye’s CEO Neal Froneman commented.
For reference, Sibanye shareholders are referred to the announcement released on 9
September 2015 announcing the agreement of the Transaction; the announcement released on 18 January 2016 confirming that Sibanye shareholders had approved the acquisition of the Rustenburg Operations; and the announcement released on 17 March
2016 confirming that the Transaction was approved by the Competition Authorities in accordance with the Competition Act.

Corporate Advisor: Qinisele Resources Proprietary Limited
Financial Advisor: HSBC Bank plc
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
South African Legal Advisor: ENSAfrica
US Legal Advisor: Linklaters LLP
ENDS
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: October 19, 2016
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer